UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

September 30, 2008
Longleaf Partners Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 33 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 55 employees and manages $34 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-l charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
Longleaf Partners Funds ®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/08
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	96%
Cash/Bonds/Other	4%

Total	100%
AVERAGE ANNUAL PERFORMANCE - as of 9/30/08

	1 Year	5 Years	10 Years	20 Years
Longleaf Partners Fund	(30.8)%	2.7%	7.3%	11.8%
Inflation + 10%	15.0%	13.4%	13.0%	13.1%
S&P 500 Index	(22.0)%	5.2%	3.1%	9.9%
LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87
Net Assets:	$9,005 million
YTD Expense Ratio:	0.90%; No loads, 12b-l, exit or performance fees
Turnover through 6/30:	9%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLPFX; 54306910-8
Net Asset Value:	$25.10
TOP TEN HOLDINGS - 21 Total Holdings in Fund

Liberty Media Entertainment	media company that owns DTV shares	9.5%
Dell	information technology supplier	9.0%
Chesapeake Energy	oil & gas exploration & production	6.3%
FedEx Corporation	time sensitive package delivery	5.6%
Liberty Media Interactive	t.v., internet & catalog retail	5.5%
Pioneer Natural Resources	oil & gas exploration & production	5.0%
Walt Disney	entertainment and broadcasting	4.7%
YUM! Brands	franchisor/owner — Taco Bell, KFC, Pizza Hut	4.7%
Walgreens	pharmacy and retail chain	4.7%
eBay	online auction, payment, & other services	4.6%

	Total	59.6%
PERFORMANCE - Yearly Returns

1988	35.2%	1993	22.2%	1998	14.3%	2003	34.8%
1989	23.3%	1994	9.0%	1999	2.2%	2004	7.1%
1990	(16.4)%	1995	27.5%	2000	20.6%	2005	3.6%
1991	39.2%	1996	21.0%	2001	10.3%	2006	21.6%
1992	20.5%	1997	28.3%	2002	(8.3)%	2007	(0.4)%
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Long leaf’s website (www.langleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPl-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for sort term trades if they believe it necessary to deter market timing.

September 30, 2008
Longleaf Partners International Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 33 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 55 employees and manages $34 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-l charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
Longleaf Partners Funds ®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/08
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Gates, CFA
Southeastern since 1986
Andrew McDermott
Southeastern since 1998
PORTFOLIO CONSTRUCTION

Equities	93%
Cash & Other	7%

Total	100%
AVERAGE ANNUAL PERFORMANCE - as of 9/30/08

	One Year	Five Years	Since IPO
Longleaf Partners
International Fund	(26.5)%	6.6%	10.8%
Inflation + 10%	15.0%	13.4%	13.0%
MS EAFE Index	(30.5)%	9.7%	4.0	%1

1	In 1998, the EAFE was available at month-end only: therefore, the EAFE value at October 31,1998 was used to calculate performance since public offering.
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98
Net Assets:	$2,931 million
YTD Expense Ratio:	1.58%; No loads, 12b-1, exit or performance fees
Turnover through 6/30:	17%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLINX; 54306940-5
Net Asset Value:	$14.62
TOP TEN HOLDINGS - 20 Total Holdings in Fund

Fairfax Financial Holdings	property/casualty insurance	8.3%
ACS Actividades	construction, infrastructure & energy	6.6%
Dell	information technology supplier	6.4%
Olympus	imaging company	5.8%
NipponKoa Insurance	Japanese non-life insurance	5.5%
Ingersoll-Rand	refrigeration & cooling	5.4%
YUM! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	5.1%
Kyocera	electronic components manufacturer	4.9%
Sompo	Japanese non-life insurance	4.8%
Cemex	global cement company	4.7%

	Total	57.5%
COUNTRY WEIGHTINGS

	Equity	Net Assets
Japan	31.7%	29.6%
US	12.4%	11.5%
Spain	10.5%	9.7%
Canada	8.9%	8.3%
Bermuda	5.8%	5.4%

Mexico	5.1%	4.7%
Hong Kong	4.7%	4.4%
France	4.4%	4.1%
Netherlands	4.2%	4.0%
UK	4.2%	4.0%
Switzerland	3.1%	2.9%
Malaysia	2.5%	2.3%
South Korea	2.5%	2.3%
Total	100%	93.2%
Cash/Other	N/A	6.8%
PERFORMANCE — Yearly Returns

1998*	9.0%	2001	10.5%	2004	10.2%	2007	15.3%
1999	24.4%	2002	(16.5)%	2005	12.9%
2000	25.9%	2003	41.5%	2006	17.1%

*	Partial year, initial public offering 10/26/98
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged MS EAFE Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. The Fund uses currency hedging as an investment strategy. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

September 30, 2008
Longleaf Partners Small-Cap Fund
closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 33 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 55 employees and manages $34 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-l charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/08

PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Gates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	99%
Cash & Other	1%

Total	100%
AVERAGE ANNUAL PERFORMANCE - as of 9/30/08

	1 Year	5 Years	10 Years	5 Years
Longleaf Partners Small-Cap Fund	(29.0)%	7.4%	9.4%	11.8%
Inflation + 10%	15.0%	13.4%	13.0%	13.0%
Russell 2000 Index	(14.5)%	8.2%	7.8%	8.2%
SMALL-CAP FUND PROFILE

Initial Public. Offering:	2/21/89; closed to new investors
Net Assets:	$2,725 million
YTD Expense Ratio:	0.92%; No loads, 12b-l, exit or performance fees
Turnover through 6/30:	7%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLSCX; 54306920-7
Net Asset Value:	$21.13
TOP TEN HOLDINGS - 22 Total Hondings in Fund

Fairfax Financial Holdings	property/casualty insurance	8.8%
Pioneer Natural Resources	oil & gas exploration & production	7.7%
Washington Post	education & media company	7.2%
Fair Isaac	credit scoring software	6.0%
Level 3 Communications	telecom/info service provider	5.2%
Everest Re Group	reinsurance provider	4.9%
Ruddick	Harris Teeter grocery stores	4.9%
Texas Industries	construction materials	4.9%
Willis Group	global insurance broker	4.7%
Markel	specialty insurance	4.6%

	Total	58.9%
PERFORMANCE - Yearly Returns

1989*[1]	21.5%	1994	3.6%	1999	4.1%	2004	14.8%
1990*	(30.1)%	1995	18.6%	2000	12.8%	2005	10.8%
1991*	26.3%	1996	30.6%	2001	5.5%	2006	22.3%
1992	6.9%	1997	29.0%	2002	(3.7)%	2007	2.8%
1993	19.8%	1998	12.7%	2003	43.9%

[1]Partial year, initial public offering on 2/21/89-12/31/89.

*From public offering through 3/31/91 Fund was managed by a different portfolio manager
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleafs, website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully, for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

Southeastern Asset Management Inc.
6410 Poplar Ave • Suite 900 • Memphis, TN 38119 • (901) 761-2474

BACKGROUND

Year Founded:	1975

Headquarters: Research Offices:	Memphis, Tennessee London, Tokyo & Singapore

Staff:	55 Employees
9 Research Team Members

Ownership Structure:	Independent; 100% employee owned

Assets Under Management (9/30/08):	$34.0 billion
U.S. large cap separate accounts:	$9.3 billion (closed)
International separate accounts:	$1.0 billion
Global separate accounts:	$9.2 billion
Longleaf Partners Fund:	$8.9 billion
Longleaf Partners Small-Cap Fund:	$2.7 billion (closed)
Longleaf Partners International Fund:	$2.9 billion

Partnership Investing:	-The Longleaf Funds are the exclusive equity vehicle for Southeastern’s retirement plan and employee equity investments.

-Southeastern employees and their families are Longleaf’s largest shareholder group.

Investment Discipline:	Value oriented; long time horizon

Target Return:	Inflation+10%

Portfolio Management:	Team approach
6410 POPLAR AVE • SUITE 900 • MEMPHIS, TN 38119 • (901) 761-2474

REPRESENTATIVE CLIENT LIST

Corporate Retirement Plans
AmericanAirlines	Nestle
Bhs	Northern Foods
Cable & Wireless	Northrop Grumman
Cox Enterprises	OfficeMax
DSG	Ormet
DTE Energy	Pactiv
EDS	Parker-Hannifin
General Mills	Pearson Group Pension Trustee Limited
Kellogg Company	Reuters
Lloyd’s Register	Rollins
Lloyds TSB	Smurfit-Stone
Lonza America	Stagecoach
National Australia Group	Syngenta
National Grid USA	Tesco

Academic Institutions
Allegheny College	Temple University
Claremont McKenna College	University of Colorado
Cornell University	University of Georgia
Georgia Tech	University of Nebraska
Grinnell College	University of Pennsylvania
Groton School	University of Pittsburgh
Hamilton College	University of Rochester
Loyola University New Orleans	Wellesley College
Syracuse University

Foundations and Nonprofit Institutions
American Legacy Foundation	North Shore-Long Island Jewish
American Museum of Natural History	Health System
American Psychological Association	The Andrew W. Mellon Foundation
Carnegie Institution of Washington	The Church Pension Fund
Dana-Farber Cancer Institute	The Nature Conservancy
Gordon and Betty Moore Foundation	The New York Public Library
Kauffman Foundation	Yawkey Foundation
Clients chosen for the list consist of equity separate institutional accounts and include regionally and nationally recognized accounts representative of each category. Not all accounts in each category have been listed, and the accounts shown were not selected as the result of their investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern Asset Management, Inc. or the services it provides.
6410 Poplar Ave • Suite 900 • Memphis, TN 38119 • (901) 761-2474

BIOGRAPHIES

RESEARCH/PORTFOLIO MANAGEMENT

O. Mason Hawkins, CFA	Chairman and Chief Executive Officer
Southeastern since 1975.
1974-75, Director of Research, First Tennessee Investment Management, Memphis.
1972-73, Director of Research, Atlantic National Bank, Jacksonville.
Chartered Financial Analyst, 1979
Past President, Memphis Society of Financial Analysts, 1983
B.A. (Finance) University of Florida, 1970
M.B.A.(Finance) University of Georgia, 1971

G. Staley Cates, CFA	President
Southeastern since 1986.
1986, Research Associate, Morgan, Keegan & Company, Memphis.
Chartered Financial Analyst, 1989
B.B.A. (Finance) University of Texas, 1986

T. Scott Cobb	Vice President
Southeastern since 2006. Based in London.
2004-2006 Smith, Salley & Associates, Greensboro.
2000-2004 Private Investor, Chapel Hill.
1995-2000 CST Investments, LLC, Memphis.
B.A. (History) University of Memphis, 1997
M.A. (Theological Studies) Covenant Theological Seminary, 1999

Jason E. Dunn, CFA	Vice President
Southeastern since 1997.
Chartered Financial Analyst, 2001
B.A. (Business & Economics) Rhodes College, 1999

Ross Glotzbach, CFA	Vice President
Southeastern since 2004.
2003-2004, Corporate Finance Analyst, Stephens, Inc., Little Rock.
Chartered Financial Analyst, 2006
B.A. (Economics) Princeton University, 2003
6410 Poplar Ave • Suite 900 • Memphis, TN 38119 • (901) 761-2474

RESEARCH/PORTFOLIO MANAGEMENT (continued)

E. Andrew McDermott	Vice President
Southeastern since 1998. Based in London.
1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco.
1992-1994, NEC Logistics, Tokyo.
B.A. (History) Princeton University, 1992

Ken Ichikawa Siazon	Vice President
Southeastern since 2006. Based in Singapore/Tokyo.
1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong
1994-1997, JP Morgan, Hong Kong, New York
1990-1992, Ford Motor Company, Tokyo
1989-1990, Fuji Bank, Tokyo
B.S. (Systems Engineering) University of Virginia, 1989
M.B.A. Harvard Business School, 1994

Lowry H. Howell, CFA	Analyst
Southeastern since 2006.
2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg.
1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis.
Chartered Financial Analyst, 1999
B.A. (Finance) Rhodes College, 1995
M.S. (Accounting) Rhodes College, 1996

Josh Shores, CFA	Analyst
Southeastern since 2007.
2004-2007, Smith, Salley & Associates, Greensboro.
2002-2004, Franklin Street Partners, Chapel Hill.
Chartered Financial Analyst, 2006
B.A. (Philosophy & Religious Studies) University of North Carolina, 2002
6410 Poplar Ave • Suite 900 • Memphis, TN 38119 • (901) 761-2474

CLIENT PORTFOLIO MANAGEMENT

Jim Barton, Jr., CFA	Vice President
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigsburg, Germany.
Chartered Financial Analyst, 2001
B.A. (History) Dartmouth College, 1989

Tim Cook	Vice President
Southeastern since 2008. Based in London.
2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT.
2000-2001, Managing Director, Techpacific, San Francisco.
1994-2000, Senior Managing Director, Bear Stearns, New York.
1989-1994, Director, Jardine Fleming, Hong Kong.
1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong.
1985-1987, Institutional Sales, Crosby Securities, Hong Kong.
B.A. (Fine Arts) Washington and Lee University, 1984

Lee B. Harper	Vice President
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Frank N. Stanley, III, CFA	Vice President
Southeastern since 1985.
1974-1984, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta.
1972-1973, Investment Officer, Atlantic National Bank, Jacksonville.
1966-1969, Lieutenant, U.S. Navy.
Chartered Financial Analyst, 1977
B.S. (Management) Georgia Institute of Technology, 1964
Emory University, 1965
M.B.A. (Marketing) University of Florida, 1970
6410 Poplar Ave • Suite 900 • Memphis, TN 38119 • (901) 761-2474

CLIENT PORTFOLIO MANAGEMENT (continued)

Gary M. Wilson, CFA	Vice President
Southeastern since 2002.
1998-2002, Marketing, Citigroup, Tokyo
1993-1994, Business Development, Baystate Financial Services, Boston
Chartered Financial Analyst, 2005
B.A. (History) Colgate University, 1992
M.A. International Economics, Johns Hopkins School of Advanced International Studies, 1998

Gwin Griesbeck	Associate
Southeastern since 2008. Based in London.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004, Consultant, Deloitte and louche, New York.
B.C. (Finance and Marketing) Mclntire School of Commerce, University of Virginia, 2003

TRADING

Deborah L. Craddock, CFA	Vice President
Southeastern since 1987.
1986-1987, Sales Assistant, Robinson-Humphrey Co., Inc., Memphis.
Chartered Financial Analyst, 1991
B.A. (Economics) Rhodes College, 1980

Jeffrey D. Engelberg, CFA	Vice President
Southeastern since 2007.
2005-2007, Senior Trader, Fir Tree Partners, New York.
2001-2005, Convertible Bond Trader, KBC Financial Products, New York.
1999-2000, Listed Equity Trader, Morgan Stanley, New York.
Chartered Financial Analyst, 2003
B.S. (Economics) Wharton School, University of Pennsylvania, 1998
M.B.A. Wharton School, University of Pennsylvania, 1999

Nancy C. L. Neo	Senior Trader
Southeastern since 2008. Based in Singapore.
2006-2008, Principal, Olivant Advisers (Asia-Pacific) Private Limited, Singapore.
2006-2006, Vice President, York Capital Management Asia Limited, Singapore.
1996-2006, Director, Deutsche Securities Asia Limited, Singapore.
Bachelor of Business Administration, National University of Singapore, 1986
6410 Poplar Ave • Suite 900 • Memphis, TN 38119 • (901) 761-2474

TRADING (continued)

Dallas Geer	Associate
Southeastern since 2004.
2001-2004, Trading Assistant, Tudor Investment Corp, Greenwich, CT.
B.A.(Accounting) University of Tennessee, 1998
M.B.A. University of Tennessee, 2001

CLIENT ACCOUNTING

Jamie H. Baccus, CPA	Director of Client Accounting
Southeastern since 2004.
2003-2004, Mortgage Reconciliations Supervisor, Union Planters Bank.
2002-2003, Audit Supervisor, Horn CPA Group, Jackson, MS.
1999-2002, Audit Associate, Horn CPA Group, Jackson, MS.
Certified Public Accountant, 2001
BSBA (Accounting) Auburn University, 1998
Master of Accountancy University of Alabama, 1999

Pam Evans, CPA	Portfolio Accountant
Southeastern since 2004.
2003-2004, Tax Manager, Reynolds, Bone & Griesbeck, PLC.
1996-2002, Reynolds, Bone & Griesbeck, PLC.
Certified Public Accountant, 1996.
B.A. University of Kentucky, 1972

Joy Mains	Portfolio Accountant
Southeastern since 2002.
2000-2002 Senior Accountant, KPMG LLP.
1999-2000 Staff Accountant, KPMG LLP.
B.B.A. University of Memphis, 1999

Carol Nordtvedt	Portfolio Accountant
Southeastern since 1998.
1992-1998, Accountant, Social Services.
1978-1981, Public Accounting Experience.
B.S. (Accounting) George Mason University, 1978
6410 Poplar Ave • Suite 900 • Memphis, TN 38119 • (901) 761-2474

CLIENT ACCOUNTING (continued)

Laura A. Wynn	Portfolio Accountant
Southeastern since 1987.
Miller Hawkins Business College, 1978

Nancy L. Thompson, CPA	Special Projects Coordinator
Southeastern since 1996.
1990-1996, Partner, Ott & Associates, CPAs, Memphis.
1985-1990, Jack T. Chism & Company, CPAs.
Certified Public Accountant, 1987.
B. A. University of Tennessee, 1976
M. Ed. University of North Florida, 1978

ADMINISTRATION

Steven G. Fracchia, CPA	Chief Financial Officer
Southeastern since 2007.
1996-2007, Partner, Rhea & Ivy, PLC.
1994-1996, Controller, ALSAC/St. Jude Children’s Research Hospital.
1990-1994, Coopers & Lybrand (Pricewaterhouse Coopers).
B.S. (Accounting) University of Alabama, 1990

Richard Hussey	Vice President and Chief Operating Officer
Southeastern since 1999.
1997-1998, Director, Datacomm Solutions and Connectivity, Memphis.
1993-1998, Vice President, Circle H Farms, Memphis.
1991-1993, Global Technology and Operations Associate, J.P. Morgan, New York.
B.S. (Applied Economics & Business Management) Cornell University, 1991

Joseph L. Ott, CPA	Vice President, Treasurer and Operations Director
Southeastern since 1990.
1983-1991, Partner, Ott & Associates, CPAs, Memphis.
1972-1983, Partner & Associate, Harry M. Jay & Associates, CPAs, Memphis.
1971-1972, Staff Accountant, Arthur Andersen & Co., New Orleans.
Certified Public Accountant, Mississippi, 1974: Tennessee, 1975.
B.S. (Accounting) Mississippi State University, 1971
6410 Poplar Ave • Suite 900 • Memphis, TN 38119 • (901) 761-2474

ADMINISTRATION (continued)

Julie M. Douglas, CPA	Vice President and CFO — Mutual Funds
Southeastern since 1989.
1987-1989, Audit Supervisor, Coopers & Lybrand, Birmingham.
1984-1987, Audit Senior, Coopers & Lybrand, Pittsburgh.
Certified Public Accountant, Pennsylvania, 1986: Tennessee, 1990.
B.S. (Accounting) Pennsylvania State University, 1984

Dronda P. Morrison, CPA	Controller
Southeastern since 2004.
1998-2004, Business Manager, St. Agnes Academy- St. Dominic School, Inc.
1978-1998, Controller, Les Passees Children’s Services
1976-1978, Accounts Payable Supervisor, Memphis Bank and Trust
Certified Public Accountant, Tennessee, 1985
B.B.A. (Accounting) Memphis State University, 1975

Suzanne K. Ross, CPA	Portfolio Compliance Specialist
Southeastern since 2005.
2004-2005, Staff Accountant, KPMG LLP.
Certified Public Accountant, 2005
Bachelor of Accountancy, Mississippi State Univeristy, 2002
Master of Professional Accountancy, Mississippi State University, 2003

M. Andrew Wylie	Information Technology Manager
Southeastern since 2004.
1999-2004, Project Manager, IBM Global Services, Memphis/Atlanta.
B.A. (Economics) Rhodes College, 1999
6410 POPLAR AVE • SUITE 900 • MEMPHIS, TN 38119 • (901) 761-2474

LEGAL

Andrew R. McCarroll	Vice President and General Counsel
Southeastern since 1998.
1996-1998, Farris Warfield & Kanaday, PLC, Nashville.
B.A. (English) Vanderbilt University, 1990
M.A. University of Chicago, 1993
J.D. Vanderbilt Law School, 1996

Michael J. Wittke	Legal Counsel and Chief Compliance Officer
Southeastern since 2002.
1996-2002, PricewaterhouseCoopers, LLP, Boston.
B.A. (Business Administration) Michigan State University, 1993
J.D. Boston College Law School, 1996

Steven P. McBride	Assistant General Counsel
Southeastern since 2005.
2001-2005, Senior Counsel, International Paper Company, Memphis.
1997-2001, Associate, Glankler Brown, PLLC, Memphis.
B.A. (Economics) University of Memphis, 1992
J.D. Notre Dame Law School, 1997

Joseph A. Antonio	Legal Counsel
Southeastern since 2008. Based in Singapore.
2008, SAPAG, Singapore
2006-2007, General Electric Vetco Gray, Singapore
1997-2006, Unocal Corporation, Philippines
1995-1997, Philippine Stock Exchange, Philippines
B.A. (Political Science), University of the Philippines, 1988
Bachelor of Law, University of the Philippines College of Law, 1993
6410 Poplar Ave • Suite 900 • Memphis, TN 38119 • (901) 761-2474

INVESTMENT PHILOSOPHY
Superior long term investment performance can be achieved when financially strong, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth.
▪ Stocks represent ownership in a business enterprise.

▪ Every business enterprise has a value.

▪ With analytical work corporate worth can be determined.
When we buy stocks at significant discounts to their corporate worth:
▪ It protects capital from significant loss over the long-term.

▪ It allows for large reward when the value is recognized.
6410 Poplar Ave. • Suite 900 • Memphis TN 38119 • (901) 761-2474

Security Selection Criteria
•Understandable ·Financially Sound ·Competitive Advantages ·Generates Free Cash Flow which will grow ·Pricing Power ·Honorable and Trustworthy •Capable Operators •Capable Capital Allocators • Shareholder-oriented ·Proper Incentives 60% or Less of Intrinsic Value where appraisals are determined by: ·Present Value of Future Free Cash Flows
·Current Liquidation Value ·Comparable Business Sales

Investment = Safety of Principal + Adequate Return
Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. This chart does not reflect the performance of any particular security.

Research Process

# of companies
5,650
Worldwide Universe: market caps over $500 million
Participants
2,800
Understandable Business with Reasonable Economics
Individual analyst
500
Apparent Undervaluation
Team reviews analyst's work
100
Undervaluation with Acceptable Partners
2+ analysts visit management
We spend over 80% of our time on this part of the process.
12
Qualify for Investment
Team decides

# of companies Worldwide Universe: market caps over $500 million Participants 5,650 2,800 Understandable Business Individual analyst Reasonable Economics
500 % We spend over 80% of our Team reviews Apparent Undervaluation time on this part of the analyst’s work process. 100 Undervaluation with 2+ analysts visit Acceptable Partners management 12 Qualify for Investment Team decides

INTERNATIONAL EQUITY
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

INTERNATIONAL SEPARATE ACCOUNTS
Background
o	Southeastern has owned both U.S. and overseas companies throughout the firm’s history.

o	In the late 1990s portfolios held up to 30% of assets in foreign securities because U.S. stocks did not meet Southeastern’s required discount while non-U.S. opportunities were abundant.

o	At the time, all accounts were U.S. mandates, and most clients limited overseas holdings.

o	Because the employees of Southeastern wanted to take advantage of the compelling non-U.S. investments, we seeded Longleaf Partners International Fund in October 1998. We simultaneously offered comparable separate accounts.
Management of International Portfolios
o	Southeastern has a single investment team that shares a common approach and is tasked with finding the best investment opportunities without regard to size, location or industry. The team collectively determines which names to hold in clients’ portfolios.

o	International portfolios normally contain 18-20 securities.

o	Country and industry weightings are a by-product of bottom up investment decisions.

o	Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits or appraised value derived from non-U.S. locations.

o	Market caps are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern’s asset base and the concentrated approach.

o	Cash is a by-product of a lack of investment opportunities that meet Southeastern’s criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods.

o	For new accounts we do not hedge currency exposure and do not have a view on the direction of currency markets. We appraise businesses and leave decisions about hedging to our clients.
International Accounts as of 9/30/08
o	13 accounts

o	$3.9 billion in assets ($2.9 billion is Longleaf Partners International Fund)

o	$50 million minimum account size
Fees
o	150 basis points on the first $50 million

o	125 basis points on $50 - $100 million

o	100 basis points on all assets over $100 million
6410 POPLAR AVE. • SUITE 900 • MEMPHIS, TN 38119 • (901) 761-2474

LONGLEAF PARTNERS INTERNATIONAL FUND
Performance for periods ending 9/30/08, net of fees

	Cumulative Total Return			Average Annual Return
			IPO			IPO
	1 year	5 years	(10/26/98)	1 Year	5 Years	0/26/98)
LLIN	-26.5%	37.4%	176.6%	-26.5%	6.6%	10.8%
Inflation + 10%	15.0%	87.5%	238.1%	15.0%	13.4%	13.0%
MSCIEAFE	-30.5%	58.8%	47.8%	-30.5%	9.7%	4.0%
Percentile Ranking Versus MSCI EAFE Managers

	1 year	5 years	9.5 years
LLIN	15	93	6
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www. longleqfpartners. com for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing. Callan Associates provided the following performance and ranking based on average annual total returns of 99 investment companies representing $240 billion in assets and classified by Callan Associates as non-US equity funds employing various strategies to invest assets in a well-diversified portfolio of non-U.S. developed market equity securities, excluding regional specialists, index and emerging market products.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

SOUTHEASTERN ASSET MANAGEMENT PERFORMANCE VS CAI MF — NON-US EQUITY STYLE PERIODS ENDED SEPTEMBER 30, 2008
     Return Ranking
          The chart below illustrates fund rankings over various periods versus the CAI MF — Non-US Equity Style. The bars represent the range of returns from the 10th percentile to the 90th percentile for each period for all funds in the CAI MF — Non-US Equity Style. The numbers to the right of the bar represent the percentile rankings of the fund being analyzed. The table below the chart details the rates of return plotted in the graph above.
10th Percentile (25.47) 12.74 9.08 25th Percentile (27.69) 11.17 7.11 Median (29.99) 9.32 4.12 75th Percentile (32.35 7.99 2.90 90th Percentile (35.02) 7.07 0.95 Longleaf Partners Intl(Net) • (26.52) 6.55 10.02 MSCIEAFE Index a (30.50) 9.69 3.15
Inception: Oct. 26, 1998
Southeastern Asset Management

LONGLEAF PARTNERS INTERNATIONAL FUND
Yearly Investment Performance

YEAR	Net of fees	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
3 Quarters 2008	-26.1%	-29.3%

Annualized Return from	10.8%	4.0%
IPO (10/26/98) to 9/30/08

*	Partical year, initial public offering 10/26/98
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. 1 year return as of 9/30/08 was -26.5%, 5 year was 6.6%. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www, longleafpartners. com for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

LONGLEAF PARTNERS FUNDS

QUARTERLY REPORT
at September 30, 2008

PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.®
Memphis, TN

Cautionary Statement

One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.

You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling 1-800-445-9469 or at Longleaf’s website (www.longleafpartners.com).

The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.

When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.

© 2008 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. SOUTHEASTERN ASSET MANAGEMENT, INC. is a registered trademark.

CONTENTS

Letter to Shareholders	1

Longleaf Partners Fund (Partners Fund)
Management Discussion	7
Performance History	10
Portfolio Summary	11
Portfolio of Investments	12

Longleaf Partners Small-Cap Fund (Small-Cap Fund)
Management Discussion	15
Performance History	18
Portfolio Summary	19
Portfolio of Investments	20

Longleaf Partners International Fund (International Fund)
Management Discussion	22
Performance History	24
Portfolio Summary	25
Portfolio of Investments	26
Fund Information	30
Service Directory	31

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS:

Markets were challenged in the third quarter around the world, and the Longleaf Funds were not immune to the selling. Over the last twelve months each Fund has fallen far short of our inflation plus 10% goal. The negative results also have hurt longer term absolute returns, although the relative numbers remain favorable. We expect to meet both bogies as the tremendous undervaluation in the portfolios begins to be recognized.

	Cumulative Returns through September 30, 2008
	Inception	15 Year	10 Year	5 Year	1 Year

Partners Fund (4/8/87 IPO)	947.3%	349.1%	102.6%	14.3%	(30.8)%
S&P 500*	553.4	235.2	35.2	28.7	(22.0)
Inflation plus 10%	1326.6	507.3	238.1	87.5	15.0

Small-Cap Fund (2-21-89 IPO)	587.5	429.4	145.0	43.1	(29.0)
Russell 2000	476.6	227.6	112.0	48.0	(14.5)
Inflation plus 10%	1017.7	507.3	238.1	87.5	15.0

International Fund (10/26/98 IPO)	176.6	NA	NA	37.4%	(26.5)
EAFE Index*	47.8	NA	NA	58.8	(30.5)
Inflation plus 10%	238.1	NA	NA	87.5	15.0

* During the inception year, these indices were available at month-end only; therefore, the S&P 500 Index value at 3/31/87 and the EAFE Index value at 10/31/98 were used to calculate performance since inception. Additional performance information for each Fund can be found on pages 10, 18 and 24.

Although we avoided the calamitous financial company bankruptcies and reorganizations that captured the headlines, many of the Funds’ investments declined meaningfully. The Funds’ energy holdings dropped as oil and gas prices sank. Our appraisals, which already assumed lower energy prices, remained intact. While we sidestepped the disastrous financial firms, we did not escape their fallout as some of Sun’s largest customers are in the financial industry. Our adjusted Sun appraisal held up much better than the stock price given the company’s net cash, portfolio of products, strong cash flow, and majority of non-financial customers. Dell’s expectation that the economic slowdown would impact business caused the stock to plummet even though the company has gained market share and is cutting costs. Fears of a slower economy also hurt Cemex and Texas Industries as all residential and some commercial construction are impacted. We adjusted our appraisals for the lower demand, but each company still has substantial cash flow that should enable value growth. NipponKoa also declined meaningfully as the Japanese market fell almost 20%, driving down the underlying prices of the company’s investment portfolio. Fortunately, unlike many

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

financial firms whose losses from the quarter are permanent, the price declines suffered at Longleaf’s holdings represent unrealized temporary losses as appraisals declined very little on average and should grow from these conservative levels.

Bear markets are difficult to stomach, but for the long-term investor, they provide immense opportunity. Southeastern has endured seven bear markets in our 33 years. The margin of safety between price and value rarely demonstrates its merits fully during such dramatic market declines, and this time is no different. The benefits of owning deeply underpriced equities have become most evident in the aftermath of bear markets when Southeastern has generated particularly rewarding results. Given the breadth of this downturn, the concomitant economic weakness, and especially more recently the forced selling of equities, almost everything is being discarded. All major markets around the world were down meaningfully in the third quarter, and most were down over 20% for the year-to-date. Through October, the declines have been more dramatic and largely decoupled from business values.

We are confident that the Longleaf portfolios will deliver large returns coming out of the bear market because of the competitive and financial strength of our holdings, the extreme undervaluation of their shares, and the numerous and aggressive share repurchases at these discounted price levels.

•	The Funds hold the highest quality businesses in Southeastern’s history, including those held during previous bear markets. Most of our companies generate substantial free cash flow. The average cash earnings yield in the Longleaf portfolios is well over 10%, several times the level of 10-year Treasuries. In addition, our businesses are competitively entrenched, whether it’s DirecTV’s unique offerings, Olympus’ 70% share in endoscopes, Yum!Brands’ dominance in China, Walgreen’s real estate and market leadership, or FedEx’s logistical network to name just a few.

•	Most holdings are extremely well capitalized, enabling them to go on offense in an environment that is starved for liquidity. In many cases, including Sun, Dell, Liberty Entertainment, NipponKoa, Sompo, Fairfax, and ACS, balance sheets have net cash and securities. Few holdings are reliant on debt markets, much less bank loans.

•	The P/V ratios in all three Funds have fallen below 50% as we write this letter, a level seen only once domestically in the last 15 years, very briefly in early 2000. The International Fund has been this cheap only at its origin in 1998 and again in early 2000. Each Fund owns only one business selling for more than 70% of value, and numerous companies trade for well below half of intrinsic worth. Through October, the P/Vs have

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

become dramatically more attractive at all-time lows between the mid-30%s to low-40%s.

•	In most cases our management partners have the bulk of their net worth tied to their stocks, and recently many, including Michael Dell, Joe Plumeri, and Li Ka-shing, have purchased large amounts personally (as we have in the Longleaf Funds). In addition, the large majority of the Funds’ companies have the financial strength to make meaningful repurchases. The extreme price declines enable CEOs to turn a dollar of cash into two or more dollars of value, which not only increases value per share, but also makes Longleaf a larger percentage owner of those more valuable shares. We applaud our many corporate management partners who have been aggressively shrinking shares, and we are emphatically encouraging those who are not doing so to start. Said another way, it’s painful in the short-term for Dell to have fallen below $15 from $21. Our long-term payoff, however, will be greater because the company is paying less than $15 in its material share repurchase program instead of paying $21.

While our ultimate outcome is compelling, we do not know when we will be paid or if markets will get worse before they improve. Many signs point to being near a bottom — our historically low P/Vs, record high corporate bond yields versus Treasuries, the highest VIX level in history (the VIX indicates market fear based on volatility expectations), two straight years of negative returns for value stocks, the high free cash flow yields on our equities versus very low bond returns, bear/bull sentiment surveys, and the extreme outflows from equity funds in many cases to capture a 10 basis point yield in 7-day Treasuries (the equivalent of putting cash under a mattress.) On the other hand, the excesses in credit have not fully unraveled in commercial mortgages, credit card debt, private equity deals of the last two years, and the large number of hedge funds and others that sold credit default swaps in the same manner as AIG. Longleaf’s portfolios are built on the merits of each individual investment factoring in the possibilities of various adversities.

Given this uncertain environment, many have asked how Southeastern is adjusting to the economic challenges and taking advantage of the fear. Knowing what our businesses are worth and the potential risks to those appraisals is critical. When the seas are roughest, a conservative appraisal is our anchor against fear. Our normal process incorporates defendable assumptions that we are further testing in this environment by:

•	incorporating lower consumer spending and delayed corporate purchasing through 2009 into our growth and margin assumptions for those companies that will be impacted.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

•	reviewing with managements the specific alternatives and backstops available for the few companies that have any debt maturing over the next two years.

•	meticulously identifying how companies will generate our value growth objective. For those whose cash flows and organic growth will not get them to 10% appraisal growth in the next year, we are asking how else management can achieve meaningful gains in value per share and whether better investments exist.

•	discussing with all of our corporate management partners their unique opportunity to build value by substantial repurchases at these prices.

As we closely examine each company that we own as well as those on deck, we face numerous portfolio management decisions. To continually take advantage of the bear market we are:

•	making qualitative upgrades even when it means selling a discounted business. You will see examples in the Funds’ third quarter purchases and sales such as the exchange of Allied Irish Bank for Cheung Kong in the International Fund. Additional upgrades have continued through October in all three Funds.

•	avoiding adding to names whose value growth is less certain.

•	limiting purchases to those companies that will grow not only over the next five years, but should be able to post higher earnings in the next twelve months even assuming economic headwinds.

•	minimizing exposure to businesses that are more susceptible to appraisal risk because of significant financial or operating leverage, especially when we have compelling alternatives without this risk.

Most clients do not see Southeastern’s back office. We are as risk-averse in our operations as in our investing. The current climate magnifies the benefits of our conservative policies.

•	We do not participate in a securities lending program in the Longleaf portfolios and have actively discouraged our separate account clients from doing so.

•	Many years ago we chose to use only government securities for the Funds’ cash management, eliminating any exposure to Freddie Mac and Fannie Mae or questionable commercial paper and negotiated CDs.

•	In situations where using prime brokerage has been standard, we have worked to avoid the risk of exposure to prime brokerage counterparties.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

•	Over a year ago one of our research analysts did a full-blown appraisal of State Street, the Fund’s custodian, reviewing the firm’s financials and operations to determine whether the company presented any tangential risk to Longleaf shareholders.

•	The Longleaf Board and Chief Compliance Officer review our policies regularly and carefully to assess and address potential risks in our operations.

We began making substantial personal investment additions to the Funds late in 2007, and have done so throughout this year including in the first few weeks of October. Like some of you we wish we had deferred our purchases, but the lower prices are at least beneficially accommodating our investees’ many share repurchase programs. During this year many fund managers have become part of the liquidity crisis as withdrawals have forced huge sales. In contrast, the Partners Fund has had net inflows of $610mm, International has received $57mm, and the closed Small-Cap Fund has had outflows of only approximately 1%. In addition, we have had significant net money added to our separate accounts. These positive contributions have enabled us to be liquidity providers instead of forced sellers. The flows are a testament to the quality of our investment partners. As your managers and, more importantly, as the Funds’ largest shareholder group, we cannot overemphasize how beneficial your long-term time horizon and investing aptitude have been. We thank you.

In May we had a shareholder due diligence visit from the team at Litman/Gregory which serves as a financial advisor for many clients, publishes mutual fund research for the advisor community, and runs the Masters Select mutual funds. We thought that you might find an outside review of Southeastern helpful. The following link will take you to their analysis, www.longleafpartners.com/pdfs/litmangreg0708.pdf.

On October 7 we hosted a conference call. The audio and transcript are available at www.longleafpartners.com/news/q308concall.cfm. If you were unaware of the call and would like to receive any future notices, please subscribe to Longleaf Mail. You can register at www.longleafpartners.com/news/subscribe.cfm. We appreciate the time that many of our partners took to participate in the call and apologize that we were unable to get to all of the over 300 email questions that we received. We hope that this report will address many of the unanswered questions.

For those considering booking a tax loss this year, please keep in mind Longleaf’s short-term trading policy which prohibits trading in and out of the Funds within a six month window. This policy encourages long-term investing to benefit all shareholders. While managing taxes is important to a number of our partners, successful investing offers significantly higher rewards over time. Tax loss selling of mutual funds has fewer benefits than often assumed because of two primary factors. First, the benefit

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

of taking a loss this year versus paying a gain in the future is equal only to the difference between the tax offset this year and the net present value of the higher gains to be paid in the future assuming that you will buy back shares at the current price. For example, if you bought shares at $30 and sell them at $23 to book the loss, the tax loss value is the 15% gains tax rate times the $7 loss, or $1.05/share. If you then repurchase the shares at $23 and sell them for $45 in the future, your capital gains will be $22 versus $15 had you not booked a loss previously. Assuming the same 15% tax rate, you would owe $3.30 versus $2.25 per share in taxes. Selling is worth only the difference between the $1.05 “benefit” today and the net present value of the $1.05 cost in higher taxes paid in the future. Critical to this math is the assumption that in the 30 days you must wait to repurchase the shares, a share price move does not swamp the value of any tax offset.

Second, this example assumes capital gains rates stay at 15%. Many in politics and the financial world are assuming rates rise. In fact, taken to an extreme, a case could be made for realizing all gains before the end of the year and saving losses since substantially higher tax rates will make them more beneficial to harvest. (We are not advocating this!) For more information regarding our approach to tax management within the Funds, please see www.longleafpartners.com/funds/distribution_overview.cfm.

We appreciate your patience, support, and partnership.

Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

P.S.	As referred to above, volatility has become more extreme since September 30, the official date of this report. Though prices have declined dramatically, the letter’s message has not changed — opportunities for reward are more abundant. To view updated performance, please go to www.longleafpartners.com.

Partners Fund
MANAGEMENT DISCUSSION

Longleaf Partners Fund fell 17.5% in the quarter, taking the year-to-date return to a disappointing 24.3% decline. By comparison, the S&P 500 Index fell 8.4% over the last three months and is down 19.3% in 2008. In the history of the Fund, only three other times has quarterly performance been worse - December 1987, September 1990, and September 1998. We hope that history repeats itself. Within six months of these steep declines, the Fund had three of its four best quarters ever. The Fund continues its long-term benchmark outperformance even though over the last twelve months the absolute results have fallen below our goal of inflation plus 10%.

	Cumulative Returns at September 30, 2008
	Inception	20 Year	15 Year	10 Year

Partners Fund	947.3%	837.2%	349.1%	102.6%
S&P 500 Index	553.4%	566.0	235.2	35.2
Inflation plus 10%	1326.6	1064.2	507.3	238.1

Please see postscript on page 6 regarding recent volatility and page 10 for additional performance information.

During the quarter only a few names positively contributed to performance. These included both Liberty Media Entertainment and its core holding, DirecTV. Chase Carey adeptly has led this satellite broadcaster by increasing subscribers and ARPU (average revenue per user), while also decreasing churn to its lowest level in history. DirecTV is also the largest positive contributor to the Fund for the year. Because of the strong operations and substantial share repurchases at discounted levels, this company has been among the best value growers in the portfolio. Thus, even though DirecTV has risen over 13% in 2008, both it and Liberty Entertainment sell for half or less of our appraisal. The combined position remains the Fund’s largest.

The two other positive contributors in the quarter were newly purchased Marriott, a familiar name to our longstanding shareholders, and FedEx. FedEx rose slightly as fuel prices began to decline, but falling energy prices hurt the Fund’s overall return as both Chesapeake Energy and Pioneer Natural Resources declined 46% and 33% respectively. Our appraisals, which already assumed lower energy prices, remained intact. We scaled back some Chesapeake early in the quarter when natural gas prices were near their peak. Later in the quarter we added to the position at much lower prices. We continue to believe in Aubrey McClendon as a strong and capable partner whose capital allocation prowess should reward shareholders. In the case of Pioneer, via Southeastern’s 13-D filing, we encouraged the company to lock in historically high oil prices. Unfortunately, their reluctance to meaningfully sell future production proved costly to Pioneer shareholders. However, in spite of its recent decline, Pioneer remains one of the Fund’s positive contributors this year.

Partners Fund
MANAGEMENT DISCUSSION

Dell was another volatile stock within the quarter. Because of its overweight, we trimmed some of the stock when it rose above $25 in August, and by September, we had the chance to buy more in the mid-teens. While the company gained market share and continues to cut costs, its quarterly earnings miss in Europe caused the shares to plummet. The company is on track to make around $2.00 in cash earnings this year, has about $5.00/share of net cash and interest earning finance receivables at DFS, and sold for $16.48 at quarter-end. The stock is trading for about 6 times the cash earnings of the operating business after adjusting for the net cash and DFS receivables. While the late quarter’s decline made Dell one of the largest detractors from 2008 Fund performance, the price volatility this year at least has enabled the company to make substantial repurchases at severely discounted levels, a benefit for long-term holders.

NipponKoa and Cemex were the other two largest detractors from third quarter results. We lowered our appraisal of NipponKoa because the Japanese stocks that constitute the company’s book value fell. We believe, however, that book value materially understates the intrinsic worth of the company’s equity portfolio given the substantial undervaluation we see in the Japanese market. We are using our position as the company’s largest owner to persuade management to look at the vast opportunities for building and recognizing value. Cemex will see lower demand over the next year, and we have adjusted our appraisal accordingly. Because the market is punishing any company needing debt refinancing anytime soon, and Cemex took on debt to purchase Rinker last year, the price fell 30% in the quarter and even further into October. The company’s free cash flow (assuming a decline from 2008) will cover approximately half of the debt due over the next year. Given its free cash flow generation, assets, and Mexican dominance, we believe that refinancing any additional current debt will not be problematic for Cemex.

For the year, the Fund’s largest detractors have been Sun, UBS, and General Motors. We discussed each of these in earlier reports. Sun is the most discounted stock in the portfolio as our appraisal has held up much better than the price given the company’s net cash, portfolio of products, free cash flow, and majority of its customer base outside of the financial industry. In October we filed a 13-D to enable Southeastern to have more specific discussions with management and outsiders regarding how to unlock the company’s value. Although UBS remains cheap, its wealth management business has begun to show increasing net outflows. Given the company’s leverage and the list of other qualifying investments available, we sold the position subsequent to quarter-end.

Partners Fund
MANAGEMENT DISCUSSION

During the third quarter, we sold General Motors stock and purchased GM bonds with the proceeds. When the company eliminated its dividend, we were faced with owning an extremely undervalued stock but one whose appeal slipped vis-à-vis the bonds. We moved up the capital structure of GM getting a more certain, risk adjusted, and equity-like return. At the time we also used options to allow us to capture the upside if the stock price moved to appraisal. It is difficult to believe that less than one year ago, just after the UAW deal was struck, GM traded over $40. In hindsight, we should have sold. However, at the time we did not account for gasoline at $4 per gallon. The resulting devastation in truck and SUV sales combined with GMAC’s subprime writedowns caused our value to decline substantially. Unfortunately, the price fell much more. Post quarter-end we sold the call spread as the equity’s value faces additional headwinds as well as dilution from recent equity-for-debt swaps by the company.

The other full sale in the quarter was Symantec, a company that we admire and whose CEO, John Thompson, is an all-star partner. Unfortunately the Partners Fund never got a full position in the stock before it began to appreciate. The company was a positive contributor to performance for the year-to-date. The proceeds helped us add to more substantially undervalued businesses.

As the market has declined, we have been weighing new qualifying investments against those we already own. Because the quality of the Fund’s holdings at the outset of 2008 was high, we have found few opportunities to upgrade the combination of business, people, and price. Even since the end of September when forced selling has decoupled prices from values market-wide, we have not found many qualitative upgrades that compensate for the quantitative cost of trading the less than 40 cent dollars that we own in exchange for things like the world’s best consumer brands that sell for 65% of value.

Although the price declines have been painful, we believe future returns from this point should be the most rewarding we have experienced. The Fund has gone from a P/V in the high-40%s at the end of the quarter to an unprecedented mid-30%s in mid-October. We know the Fund’s holdings and our management partners well, and have re-scrutinized our case on each. We have added more personal capital both at quarter end and since. We are the luckiest managers in the mutual fund world to have such loyal and long-term fellow shareholders who have provided net inflows as prices have declined. We have been able to put this new capital as well as proceeds from sales into those names that are the most compelling both in price and quality. For those with the conviction, fortitude, and time horizon to live through this volatility, we firmly believe that their patience will be rewarded.

Partners Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2008

	Partners	S&P 500	Inflation
	Fund	Index	Plus 10%

Year-to-Date	(24.31)%	(19.29)%	10.87%
One Year	(30.78)	(21.98)	14.95
Five Years	2.70	5.16	13.40
Ten Years	7.32	3.06	12.96
Since Public Offering 4/8/87	11.55	9.12	13.16
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. In 1987, the reinvested S&P 500 Index was available at month-end only; therefore, the index value at March 31, 1987 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund – PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at September 30, 2008

		Net
		Assets

Common Stock		96.0%
Liberty Media Entertainment Corporation	9.5
Dell Inc.	9.0
Chesapeake Energy Corporation	6.3
FedEx Corporation	5.6
Liberty Media Holding Corporation – Interactive	5.5
Pioneer Natural Resources Company	5.0
The Walt Disney Corporation	4.7
Yum! Brands, Inc.	4.7
Walgreen Co.	4.7
eBay, Inc.	4.6
Level 3 Communications, Inc.	4.6
Sun Microsystems, Inc.	4.5
Koninklijke Philips Electronics N.V.	4.1
Cemex S.A.B. de C.V. ADS	4.1
The NipponKoa Insurance Company, Ltd.	4.0
The DIRECTV Group, Inc.	3.8
Aon Corporation	3.4
Telephone and Data Systems, Inc.	2.9
UBS AG	2.8
Marriott International, Inc.	2.2
Bonds		1.7
General Motors Corporation	1.7
Options Purchased		0.7
Cemex S.A.B. de C.V. ADS	0.2
General Motors Corporation	0.4
Sun Microsystems, Inc.	0.1
Cash Reserves		1.4
Other Assets and Liabilities, net		0.2

		100.0%

PORTFOLIO CHANGES
January 1, 2008 through September 30, 2008

New Holdings	Eliminations

General Motors Corporation, 5.25%
  Series B Convertible
  Senior Debentures due 2032
Liberty Media Entertainment
  Corporation – Class A (Liberty Media
  Holding Corporation – Capital)*
Marriott International, Inc.	Comcast Corporation – Class A Special General Motors Corporation Liberty Media Holding Corporation – Capital Limited Brands, Inc. Sprint Nextel Corporation Symantec Corporation

* Change due to corporate action (name of related holding)

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2008 (Unaudited)

Shares			Value
Common Stock 96.0%
		Broadcasting and Cable 13.3%
13,097,000	*	The DIRECTV Group, Inc.	$342,748,490
34,105,000	*	Liberty Media Entertainment Corporation – Class A	851,601,850

			1,194,350,340

		Construction Materials 4.1%
21,301,711		Cemex S.A.B. de C.V. ADS (Foreign)	366,815,464

		Entertainment 4.7%
13,893,691		The Walt Disney Corporation	426,397,377

		Financial Services 2.8%
14,443,800		UBS AG (Foreign)	253,344,252

		Hotels 2.2%
7,449,704		Marriott International, Inc.	194,362,777

		Insurance Brokerage 3.4%
6,898,976		Aon Corporation	310,177,961

		Internet and Catalog Retail 5.5%
38,289,181	*	Liberty Media Holding Corporation – Interactive Series A	494,313,327

		Internet Services 4.6%
18,651,400	*	eBay, Inc.	417,418,332

		Multi-Industry 4.1%
12,015,035		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	325,998,009
1,659,375		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	45,217,969

			371,215,978

		Natural Resources 11.3%
15,915,000		Chesapeake Energy Corporation	570,711,900
8,657,900		Pioneer Natural Resources Company(b)	452,635,012

			1,023,346,912

		Pharmacies and Drug Stores 4.7%
13,628,000		Walgreen Co.	421,922,880

		Property & Casualty Insurance 4.0%
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)	358,051,566

		Restaurants 4.7%
13,057,056		Yum! Brands, Inc.	425,790,596

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2008 (Unaudited)

Shares			Value

		Technology 13.5%
49,132,268	*	Dell Inc.	$809,699,777
53,476,000	*	Sun Microsystems, Inc.(b)	406,417,600

			1,216,117,377

		Telecommunications 7.5%
153,597,754	*	Level 3 Communications, Inc.(b)	414,713,936
1,530,800		Telephone and Data Systems, Inc.	54,726,100
5,666,200		Telephone and Data Systems, Inc. – Special	203,416,580

			672,856,616

		Transportation 5.6%
6,351,501		FedEx Corporation(c)	502,022,639

		Total Common Stocks (Cost $8,568,278,873)	8,648,504,394

Principal
Amount
Corporate Bonds 1.7%
		Automobiles 1.7%
17,230,000		General Motors Corporation, 5.25% Series B Convertible Senior Debentures due 2032 (Cost $207,260,975)	153,174,700
Contracts
Options Purchased 0.7%

9,000,000		Cemex S.A.B. de C.V. ADS Call, March 2012, Strike Price $45	7,333,200
5,776,686		Cemex S.A.B. de C.V. ADS Call, June 2012, Strike Price $40	6,415,010
14,240,000		General Motors Corporation Call, February 2012, Strike Price $30	40,017,248
50,000		Sun Microsystems, Inc. Call, January 2010, Strike Price $10	5,600,000

		Total Options Purchased (Cost $123,460,209)	59,365,458

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2008 (Unaudited)

Principal
Amount

Short-Term Obligations 1.4%
127,458,000	Repurchase Agreement with State Street Bank, 0.05% due 10-1-08, Repurchase price $127,458,177 (Collateral: $130,215,000 U.S. Treasury Bonds, 0.75%-0.89%, due 12-26-08 to 1-8-09, Value $130,011,656)	$ 127,458,000

Total Investments (Cost $9,026,458,057)(a)	99.8%	8,988,502,552
Other Assets and Liabilities, Net	0.2	16,913,101

Net Assets	100.0%	$9,005,415,653

Net asset value per share		$25.10

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $9,571,708,174. Net unrealized depreciation of $(37,955,505) consists of unrealized appreciation and depreciation of $1,866,492,451 and $(1,904,447,956), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

(c)	Designated as collateral for forward currency contracts.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 15% of net assets.

OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain (Loss)

2,360,000,000	Japanese Yen 11-6-08	$22,321,167	$204,365
35,741,564,000	Japanese Yen 2-5-09	341,615,156	(66,240)
150,600,000	Swiss Franc 4-3-09	135,381,313	10,944,418

		$499,317,636	$11,082,543

OPEN OPTIONS WRITTEN

			Unrealized
Contracts	Description	Market Value	Loss

14,240,000	General Motors Corporation Call, February 2012, Strike Price $60	$15,410,528	$(5,663,248)
14,240,000	General Motors Corporation Put, February 2012, Strike Price $4	34,282,800	(1,530,800)

		$49,693,328	$(7,194,048)

Small-Cap Fund
MANAGEMENT DISCUSSION

Longleaf Partners Small-Cap Fund declined 11.9% in the third quarter versus a 1.1% drop in the Russell 2000 Index. These results brought the Small-Cap Fund’s year-to-date results to (21.9)% and the Index’s to (10.4)%. Clearly the recent results have been disappointing and have weighed on our absolute return goal of inflation plus 10%. We believe, however, that coming out of this bear market the Fund is well positioned to make up recent losses and post absolute returns in line with our expectations. The Fund’s long-term results remain meaningfully above the Index, even considering the third quarter differential.

	Cumulative Returns at September 30, 2008
	Since Inception	15 Year	10 Year

Small-Cap Fund	587.5%	429.4%	145.0%
Russell 2000 Index	476.6	227.6	112.0
Inflation plus 10%	1017.7	507.3	238.1

Please see postscript on page 6 regarding recent volatility and page 18 for additional performance information.

Over the last three months several stocks in the portfolio rose, but none as dramatically as Fairfax which gained 25% and is now the Fund’s largest holding. CEO Prem Watsa’s investment acumen has always been an important part of our case. He correctly bought CDS (credit default swap) contracts when credit spreads were ridiculously narrow, and has profited immensely as credit markets have collapsed and taken spreads to the opposite extreme. The company’s stated book value has grown 52% over the last year, and Fairfax has been the largest positive contributor to 2008 Fund performance. During the quarter we exchanged the Fund’s small stake in Odyssey Re, which is controlled by Fairfax, for additional Fairfax shares. Given Fairfax’s relative stock price weakness at that time, we were able not only to improve our portfolio P/V but also to move our economic interest to the controlling holding company level.

Pioneer Natural Resources has also contributed positively to the Fund’s year-to-date return in spite of the fact that it had the most negative impact over the last three months, declining 33% with falling energy prices. Our appraisal, which already assumed lower energy prices, remained intact. Via Southeastern’s 13-D filing, we encouraged the company to lock in historically high oil prices. Unfortunately, their reluctance to meaningfully sell future production proved costly to Pioneer shareholders.

We sold Office Depot in July, but not early enough to avoid losses in the quarter. We purchased the company late in 2007 with a correct view that the economy would slow,

Small-Cap Fund
MANAGEMENT DISCUSSION

but with an incorrect view that Office Depot’s results would hold up as they did in the last recession, particularly as they were able to take advantage of smaller, weaker independents. The current slowdown, however, has hit the company much more severely. Because of its large Florida footprint where the real estate decline has been most pronounced, the impact has been even greater on Office Depot than Staples, its largest competitor. Unfortunately, management assumed the same limited damage that we did and was ill-prepared to weather the storm. As lower sales and margins caused us to reassess our case, we sold the position at a loss and used the proceeds to purchase more attractively priced companies with better business quality. This mistake has been the largest drag on 2008 performance.

With few liquidity options available, the market has penalized all companies with meaningful debt levels. DineEquity fell 55% in the quarter. IHOP (the company’s previous name) purchased Applebee’s restaurants using debt financing with the view that the company would adopt IHOP’s successful franchise model by selling Applebee’s stores to franchisees. While the model remains valid and franchisees have expressed enthusiasm over the opportunity to grow their stores, their financing sources to make these purchases have shrunk. Until credit markets loosen, DineEquity will be saddled with some of the debt from its acquisition and unable to convert as quickly to the more profitable franchise fee business.

Texas Industries also negatively impacted the quarter’s return, making it among the Fund’s larger detractors for the year. In this weaker economy residential construction has declined along with some commercial building. Our appraisal came down slightly to reflect slower sales through 2009, but the company should produce a substantial cash coupon even in recession. The company sells for less than half of our conservative appraisal. Other meaningful drivers of performance for the year-to-date had most of their impact in earlier quarters, whether Hilb Rogal and Hobbs and Potlatch to the positive, or Washington Post, Service Corp., and IDT to the negative.

Throughout the quarter we scaled back some names and added to others as we found opportunities to improve the quality and the undervaluation in the portfolio. We also purchased two new holdings, Saks, which Southeastern has previously owned, and tw telecom, an IP backbone network provider.

While the Small-Cap Fund’s recent performance has been dismal, we remain enthusiastic as both the managers and the largest shareholder group in the Fund. Because most of our partners have been investors for so long, they know that there have been previous periods where the Small-Cap Fund has significantly underperformed the index. Our concentrated portfolio built without regard to index sector weightings has produced superior results over the long-run, albeit in uneven

Small-Cap Fund
MANAGEMENT DISCUSSION

increments. We believe that this time will be no different, though it doesn’t make current results feel any better. Each company has been impacted differently by the economic environment and tighter credit, but on average, our appraisals are slightly down for the year. Flat values do not meet our goal of 10+% annual appraisal growth, but holding up in today’s environment implies that most of the Fund’s businesses are well capitalized with substantial cash flow and good operators. In addition, at least half of the Fund’s companies have been taking advantage of these discounted prices to repurchase shares, thereby increasing value per share as well as the Fund’s percentage ownership. The P/V at the end of the quarter was in the high-40%s, and in the first few weeks of October has gone to below 40%, a historic low.

Some have asked us if this down period will enable the Fund to re-open. Thanks in large part to the great partners we have, the Small-Cap Fund has had roughly flat net flows over the last year. While performance has taken the absolute level of assets down, we fully expect to get those and more back from performance. We therefore will continue to limit the size of the Fund to existing investment relationships.

Small-Cap Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2008

	Small-Cap	Russell 2000	Inflation
	Fund	Index	Plus 10%

Year-to-Date	(21.86)%	(10.38)%	10.87%
One Year	(28.96)	(14.48)	14.95
Five Years	7.43	8.15	13.40
Ten Years	9.38	7.81	12.96
Since Public Offering 2/21/89	10.33	9.35	13.05
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at September 30, 2008

		Net
		Assets
Common Stock		98.4%
Fairfax Financial Holdings Limited	8.8
Pioneer Natural Resources Company	7.7
The Washington Post Company	7.2
Fair Isaac Corporation	6.0
Level 3 Communications, Inc.	5.2
Everest Re Group, Ltd.	4.9
Ruddick Corporation	4.9
Texas Industries, Inc.	4.9
Willis Group Holdings Limited	4.7
Markel Corporation	4.6
Wendy’s/Arby’s Group, Inc.	4.6
Del Monte Foods Company	4.5
tw telecom inc.	4.5
Service Corporation International	4.4
Potlatch Corporation	4.3
Worthington Industries, Inc.	4.3
Dillard’s Inc.	3.9
Saks Incorporated	3.2
Olympus Corporation	2.2
DineEquity, Inc.	1.8
Discovery Communications, Inc.	1.8
IDT Corporation	–
Cash Reserves		0.7
Other Assets and Liabilities, net		0.9

		100.0%

PORTFOLIO CHANGES
January 1, 2008 through September 30, 2008

New Holdings	Eliminations
Ascent Media Corporation
  (Discovery Holding Company)*
Discovery Communications – Class A
  (Discovery Holding Company)*
Discovery Communications – Class C
  (Discovery Holding Company)*
Saks Incorporated
tw telecom inc.
Ascent Media Corporation (Discovery Holding Company)* Discovery Holding Company* The First American Corporation Hilb, Rogal & Hobbs Company Odyssey Re Holdings Corp. Office Depot, Inc.
* Change due to corporate action (name of related holding)

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2008 (Unaudited)

Shares			Value
Common Stock 98.4%
		Construction Materials 4.9%
3,244,800		Texas Industries, Inc.(b)	$132,582,528

		Education & Media 7.2%
352,167		The Washington Post Company – Class B	196,072,499

		Entertainment 1.8%
1,758,252	*	Discovery Communications, Inc. – Class A (formerly Discovery Holding Company)	25,055,091
1,758,252	*	Discovery Communications, Inc. – Class C (formerly Discovery Holding Company)	24,896,848

			49,951,939

		Food 4.5%
15,725,283		Del Monte Foods Company(b)	122,657,207

		Funeral Services 4.4%
14,252,178		Service Corporation International(b)	119,148,208

		Grocery – Retail 4.9%
4,097,000		Ruddick Corporation(b)	132,947,650

		Information Technology 6.0%
7,076,400		Fair Isaac Corporation(b)	163,181,784

		Insurance Brokerage 4.7%
3,939,000		Willis Group Holdings Limited (Foreign)	127,072,140

		Manufacturing 4.3%
7,830,000		Worthington Industries, Inc.(b)	116,980,200

		Medical and Photo Equipment 2.2%
2,060,800		Olympus Corporation (Foreign)	60,232,499

		Natural Resources 12.0%
4,004,300		Pioneer Natural Resources Company	209,344,804
2,541,009		Potlatch Corporation(b)	117,877,408

			327,222,212

		Property & Casualty Insurance 18.3%
1,541,100		Everest Re Group, Ltd. (Foreign)	133,351,383
747,201		Fairfax Financial Holdings Limited (Foreign)	239,511,533
357,549	*	Markel Corporation	125,678,474

			498,541,390

		Restaurants 6.4%
2,978,100		DineEquity, Inc.(b)	50,210,766
23,583,250		Wendy’s/Arby’s Group, Inc. (formerly Wendy’s International, Inc.)(b)	124,047,895

			174,258,661

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2008 (Unaudited)

Shares			Value

		Retail 7.1%
9,050,748		Dillards, Inc. – Class A(b)	$106,798,826
9,515,955	*	Saks Incorporated(b)	88,022,584

			194,821,410

		Telecommunications 9.7%
181,590	*	IDT Corporation	94,427
1,225,408	*	IDT Corporation – Class B	906,679
52,451,000	*	Level 3 Communications, Inc.	141,617,700
11,697,000	*	tw telecom inc.(b)	121,531,830

			264,150,636

		Total Common Stocks (Cost $2,851,524,043)	2,679,820,963

Principal
Amount
Short-Term Obligations 0.7%

18,393,000	Repurchase Agreement with State Street Bank, 0.05% due 10-1-08, Repurchase price $18,393,026 (Collateral: $18,785,000 U.S. Treasury Bill, 0.89%, due 12-26-08, Value $18,761,519)	18,393,000

Total Investments (Cost $2,869,917,043)(a)	99.1%	2,698,213,963
Other Assets and Liabilities, Net	0.9	26,453,661

Net Assets	100.0%	$2,724,667,624

Net asset value per share		$21.13

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,870,237,012. Net unrealized depreciation of $(171,703,080) consists of unrealized appreciation and depreciation of $319,215,796 and $(490,918,876), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 21% of net assets.

International Fund
MANAGEMENT DISCUSSION

Longleaf Partners International Fund fell 26.1% in the year to date compared to a 29.3% drop for the MSCI EAFE Index. The Fund fell 15.2% compared to a 20.6% drop in the index during the second quarter. Longer term returns are shown below.

	Cumulative Returns at September 30, 2008
	Since Inception	5 Year	1 Year

International Fund	176.6%	37.4%	(26.5)%
MSCI EAFE Index	47.8	58.8	(30.5)
Inflation plus 10%	238.1	87.5	15.0

Please see postscript on page 6 regarding recent volatility and page 24 for additional performance information.

The falling market continues to create opportunities for long-term buyers while exposing mistakes. Unfortunately, mistakes and opportunities look alike in a bear market and will continue to do so until the deleveraging and fear that grip markets today pass. The speculative bubble in real estate, commodities, emerging markets, and credit reached what we considered extreme levels as early as 2003, but prices kept climbing into 2007-2008. Given that prices exceeded fair value by many multiples on the way up, it is entirely possible that prices will drop far below fair value and remain there for an extended period of time. We wish that we could call the bottom or predict the turn.

We focus on one factor:  intrinsic business value. We are certain that a concentrated portfolio of well-capitalized businesses purchased at a discount to conservatively appraised intrinsic values provides investors with the best possible outcome over long periods of time. We say this in full knowledge that a short-term drop of nearly 30% has inflicted great damage to your personal portfolios and, possibly, to your peace of mind. We submit that purchasing 60-cent or less dollars remains the best course of action for long-term investors, even if, in the short term, those 60-cent dollars become 30-cent dollars due to forced selling by leveraged or frightened shareholders.

This drop from 60% of value to 30% best characterizes the price action in the Fund’s securities in the third quarter, the year-to-date, and through October. With the exception of Fairfax, every stock declined in the third quarter. For the year-to-date, excluding Fairfax, all stocks that we held as of September 30th had declined. The Fund’s 26% year-to-date decline primarily reflects declining prices and only limited reductions in our appraisals. As a result of a series of difficult decisions, we have acted aggressively to improve the Fund’s aggregate P/V from the high-60%s on January 1 to the high-40%s at the end of September.

International Fund
MANAGEMENT DISCUSSION

This P/V improvement does not imply flawless execution. We have made appraisal errors: Allied Irish Bank did not have the capital strength that we believed when we made our initial investment. When the stock rallied in the middle of the quarter, we sold this position at a loss. Both SK Telecom and KDDI reported lower margins than we had hoped while flunking their capital allocation tests. We sold KDDI at a much smaller profit than we would have realized had we acted last summer, and completed selling SK Telecom at a loss subsequent to quarter-end. The prices of many other holdings suffered either directly or indirectly from slowing economies (Dell), financial turmoil (NipponKoa, UBS), or both (Cemex). UBS, which we sold in October, NipponKoa, Dell, and Allied Irish Bank hurt performance most in the year-to-date, while NipponKoa and Dell declined most in the third quarter.

Despite these price disappointments, the vast majority of the portfolio has weathered the first part of the storm well. As important, we have used sales proceeds, including those from Tokio Marine and British Sky Broadcasting during the quarter, to improve the Fund’s ability to ride out, and perhaps benefit from, continued market problems. All three of our newest investees, Genting, Cheung Kong, and Sompo, combine extreme discounts to appraisal with exceptionally strong balance sheets. All three companies are led by managers who have demonstrated their abilities to create value during downturns at the expense of less ably led competitors.

Our sale of Allied Irish Bank and our Cheung Kong experience deserve particular mention because they illustrate the integrity of our process. Appraisals are our anchor to windward. Our comfort in their validity allows us to sleep at night even when our net worths have been temporarily marked down, together with yours, by 30% in less than twelve months. For these appraisals to have any meaning, we must demonstrate two attributes: intellectual honesty and real-world relevance. Our willingness to admit a mistake at Allied Irish Bank created the position of cash needed to purchase Cheung Kong later in the quarter. Our sales earlier this year of Nestle, Encana, and Cheung Kong (yes, the same) as they approached full value verified that our appraisals have been approximately right.

Approximately correct appraisals are no match for a full-blown financial panic in the short term. Our stocks will fall as long as forced sellers rule the day. We know this because we started Longleaf International almost exactly ten years ago when we thought international stocks could get no cheaper. No sooner had we identified twenty of the cheapest stocks on the planet than we saw their prices drop another twenty percent. We had no idea then when the market would turn, but we were richly rewarded by holding to our positions when most people were leaving the game. Today, we own much better businesses than we owned then. We have a much stronger analytical team and much deeper relationships with managements than we did then. Most important, many of our smartest competitors have left the field. We are glad you remain with us.

International Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2008

	International	EAFE	Inflation
	Fund	Index	Plus 10%

Year-to-Date	(26.09)%	(29.26)%	10.87%
One Year	(26.52)	(30.50)	14.95
Five Years	6.55	9.69	13.40
Since Public Offering 10/26/98	10.79	4.02	12.96

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. In 1998, the EAFE was available at month-end only; therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at September 30, 2008

		Net
		Assets

Common Stock		93.2%
Fairfax Financial Holdings Limited	8.3
ACS, Actividades de Construccion Y Servicios, S.A.	6.6
Dell Inc.	6.4
Olympus Corporation	5.8
The NipponKoa Insurance Company, Ltd.	5.5
Ingersoll-Rand Company Limited	5.4
Yum! Brands, Inc.	5.1
Kyocera Corporation	4.9
Sompo Japanese Insurance Company Inc.	4.8
Cemex S.A.B. de C.V. ADS	4.7
Cheung Kong Holdings Limited	4.4
Japan Petroleum Exploration Co., Ltd.	4.3
Daiwa Securities Group, Inc.	4.3
Accor S.A.	4.1
Koninklijke Philips Electronics N.V.	4.0
Willis Group Holdings Limited	4.0
NH Hoteles, S.A.	3.1
UBS AG	2.9
Genting Berhad	2.3
SK Telecom Co., Ltd.	2.3
Cash Reserves		2.5
Other Assets and Liabilities, net		4.3

		100.0%

PORTFOLIO CHANGES
January 1, 2008 through September 30, 2008

New Holdings	Eliminations
Accor S.A.	Allied Irish Banks plc
Cheung Kong Holdings Limited	British Sky Broadcasting Group plc
Daiwa Securities Group, Inc.	Cheung Kong Holdings Limited
Genting Berhad	EnCana Corporation
NH Hoteles, S.A.	KDDI Corporation
Sompo Japanese	Nestle S.A.
Insurance Company Inc.	SK Telecom Co., Ltd.
Tokio Marine Holdings, Inc. (formerly Millea Holdings, Inc.)

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2008 (Unaudited)

Shares		Value
Common Stock 93.2%
	Conglomerate 6.6%
4,797,000	ACS, Actividades de Construccion Y Servicios, S.A. (Spain)(c)	$194,204,174

	Construction Materials 4.7%
8,066,000	Cemex S.A.B. de C.V. ADS (Mexico)	138,896,520

	Electronics 4.9%
1,879,200	Kyocera Corporation (Japan)(c)	142,642,001

	Financial Services 2.9%
3,060,160	UBS AG (Switzerland)	53,675,206
1,875,889	UBS AG (Local)(Switzerland)	32,063,528

		85,738,734

	Hotels 9.5%
2,262,000	Accor S.A. (France)(c)	120,805,261
44,540,400	Genting Berhad (Malaysia)(c)	68,767,454
7,773,481	NH Hoteles, S.A. (Spain)(b)	91,932,113

		281,504,828

	Industrial Conglomerate 5.4%
5,048,000	Ingersoll-Rand Company Limited (Bermuda)	157,346,160

	Insurance Brokerage 4.0%
3,586,000	Willis Group Holdings Limited (United Kingdom)	115,684,360

	Medical and Photo Equipment 5.8%
5,779,600	Olympus Corporation (Japan)(c)	168,924,569

	Multi-Industry 8.4%
11,362,000	Cheung Kong Holdings Limited (Hong Kong)(c)	128,714,813
1,365,931	Koninklijke (Royal) Philips Electronics N.V. (Netherlands)	37,061,131
2,889,269	Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	78,732,580

		244,508,524

	Natural Resources 4.3%
2,476,900	Japan Petroleum Exploration Co., Ltd. (Japan)(c)	127,146,459

	Property & Casualty Insurance 18.6%
757,074	Fairfax Financial Holdings Limited (Canada)	242,676,274
28,556,000	The NipponKoa Insurance Company, Ltd. (Japan)(c)	160,508,007
16,543,000	Sompo Japanese Insurance Company Inc. (Japan)	140,411,814

		543,596,095

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2008 (Unaudited)

Shares			Value

		Restaurants 5.1%
4,602,000		Yum! Brands, Inc. (United States)	$150,071,220

		Securities Brokerage 4.3%
17,155,000		Daiwa Securities Group, Inc. (Japan)(c)	124,952,508

		Technology 6.4%
11,382,751	*	Dell Inc. (United States)	187,587,736

		Telecommunications 2.3%
3,644,120		SK Telecom Co., Ltd. ADR (South Korea)(c)	68,582,338

		Total Common Stocks (Cost $2,930,624,433)	2,731,386,226

Principal
Amount
Short-Term Obligations 2.5%
72,941,000	Repurchase Agreement with State Street Bank, 0.05% due 10-1-08, Repurchase price $72,941,101 (Collateral: $74,735,000 U.S. Treasury Bonds, 0.75% 0.82%, due 1-8-09 to 2-26-09, Value $74,402,530)	72,941,000

Total Investments (Cost $3,003,565,432)(a)	95.7%	2,804,327,226
Other Assets and Liabilities, Net	4.3	126,569,530

Net Assets	100.0%	$2,930,896,756

Net asset value per share		$14.62

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized depreciation of $(199,238,206) consists of unrealized appreciation and depreciation of $429,244,859 and $(628,483,065), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

(c)	All or a portion designated as collateral for forward currency contracts.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2008 (Unaudited)

OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain(Loss)

52,239,000	Euro 12-3-08	$73,772,937	$2,074,766
59,072,000	Euro 2-20-09	83,402,174	4,804,478
25,482,700,000	Japanese Yen 12-3-08	241,836,648	(5,830,072)
27,033,000,000	Japanese Yen 2-5-09	258,379,362	(957,917)
142,500,000	Malaysian Ringgit 6-26-09	41,926,274	563,823
108,416,000,000	South Korean Won 12-19-08	90,337,884	25,565,473
42,800,000	Swiss Franc 12-19-08	38,368,307	406,833

		$828,023,586	$26,627,384

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	31.7%	29.6%
United States	12.4	11.5
Spain	10.5	9.7
Canada	8.9	8.3
Bermuda	5.8	5.4
Mexico	5.1	4.7
Hong Kong	4.7	4.4
France	4.4	4.1
Netherlands	4.2	4.0
United Kingdom	4.2	4.0
Switzerland	3.1	2.9
Malaysia	2.5	2.3
South Korea	2.5	2.3

	100.0%	93.2

Cash, other assets and liabilities, net		6.8

		100.0%

Intentionally Left Blank

Longleaf Partners Funds
FUND INFORMATION

The following additional information may be obtained without charge, upon request, by calling 1-800-445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.

Proxy Voting Policies and Procedures

A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).

Proxy Voting Record

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.

Quarterly Portfolio Holdings

Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call 1-800-SEC-0330 for information on the operation of the Public Reference Room).

In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.

Fund Trustees

Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Longleaf Partners Funds
SERVICE DIRECTORY

Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PNC Global Investment Servicing
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800

PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors
Partners	LLPFX	543069108	133	Open
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open

Longleaf Partners Funds®
c/o PNC Global Investment Servicing
P.O. Box 9694
Providence, RI 02940-9694
(800) 445-9469
www.longleafpartners.com